As filed with the U.S. Securities and Exchange Commission on December 21, 2023.

Registration No.  333-273532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

MESOBLAST LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Australia

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11

New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Mesoblast, Inc.

505 Fifth Avenue, Third Floor

New York, NY 10017

Telephone: +1-212-800-2060

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☒    immediately upon filing

☐     on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten (10) ordinary shares of Mesoblast Limited.	N/A	N/A	N/A	N/A

(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement No. 333-207378. This Registration Statement also constitutes Post-Effective Amendment No. 3 to Registration Statement No. 333-207378.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") filed as Exhibit (a)(3) to this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)
(iii) Procedure for collecting and distributing dividends	Paragraphs (4), (5), (7), (10), (11), (13) and (20)
(iv) Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
(v) Sale or exercise of rights	Paragraphs (3), (4), (5), (7) and (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11), (13) and (20)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of holders of ADRs	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
(x) Limitation upon the liability of the Depositary	Paragraphs (14), (17) and (19)

(3) Fees and charges that a holder of ADRs may have to pay, either directly or indirectly	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Mesoblast Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s Internet Website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Deposit Agreement. Amended and Restated Deposit Agreement, dated as of October 19, 2015 (as from time to time amended, the "Deposit Agreement"), among Mesoblast Limited (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder. Previously filed.

(a)(2)	Form of Amendment No. 1 to the Deposit Agreement. Form of Amendment No. 1 to the Deposit Agreement among the Company, the Depositary, and all Holders from time to time of ADRs issued thereunder, including the form of ADR attached as Exhibit A thereto. Previously filed.

(a)(3)	Form of ADR. Filed herewith as Exhibit (a)(3).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney of certain officers and directors of the Company. Previously filed.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely in its capacity as depositary (the “Depositary”) on behalf of the legal entity created by the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among Mesoblast Limited, the Depositary and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 21, 2023.

Legal entity created by the Deposit Agreement for the
issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its
capacity as Depositary

By:	/s/ Lisa M. Hayes
	Name:	Lisa M. Hayes
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Mesoblast Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Melbourne, Australia, on December 21, 2023.

MESOBLAST LIMITED

By:	/s/ Silviu Itescu
	Name:	Silviu Itescu
	Title:	Managing Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on December 21, 2023.

SIGNATURES

Signature	Title

*	Chairman of the Board of Directors
Joseph R. Swedish

/s/ Silviu Itescu	Chief Executive Officer and Director
Silviu Itescu	(principal executive officer)

/s/ Andrew Chaponnel	Interim Chief Financial Officer
Andrew Chaponnel	(principal financial and accounting officer)

*	Vice Chairman of the Board of Directors
William Burns

*	Director
Jane Bell

*	Director
Eric Rose

*	Director
Philip J. Facchina

*	Director
Philip Krause

*By:	/s/ Andrew Chaponnel
	Name:	Andrew Chaponnel
	Title:	Attorney-in Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Mesoblast Limited, has signed this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 in Melbourne, Australia, on December 21, 2023.

Authorized U.S. Representative

Mesoblast, Inc.

By:	/s/ Silviu Itescu
	Name:	Silviu Itescu
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of American Depositary Receipt.

(e)	Rule 466 Certification.